Exhibit 99.1

Kingold Jewelry Reports 2017 Third Quarter Financial Results and Nine Months Ended September 30, 2017

The Company Raises its Gold Production Guidance to Between 80 Tons and 90 Tons from Between 70 Tons to 80 Tons

Company to Hold Conference Call with Accompanying Slide Presentation at 8:30 a.m. E.T. on November 10, 2017

WUHAN CITY, China, November 9, 2017 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its unaudited financial results for the third quarter ended September 30, 2017.

2017 Third Quarter Financial Highlights (all results compared to prior year period)

•	Net sales were $584.5 million, an increase of 50% from $390.5 million
•	Proceeded a total of 30.1 metric tons of 24-karat gold products, increased 46.1% from 20.6 metric tons
•	Net income was $29 million, or $0.44 per diluted share, compared to net income was $15.9 million, or $0.24 per diluted share, an increase of $13.1 million, or 83%

Outlook for 2017

•	Company raises its guidance of 24-karat gold production in 2017 to between 80 and 90 metric tons.

Management Commentary

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “We were pleased to deliver strong operating and financial results during the third quarter of 2017, as we have seen tremendous demand for 24-karet gold products since beginning of the year. Our management and sales team remain focused on business expansion by increasing our production capacity and expanding our distribution network across China, thus we were able to hit our previous announced FY 2017 guidance of between 70 metric tons and 80 metric tons of 24-karat gold products by the end of third quarter. We are dedicated in continuous business development in all aspects, we looking forward and confident in deliver favorable results for 2017.”

2017 THIRD QUARTER AND NINE MONTHS OPERATIONAL REVIEW

Metric Tons of Gold Sales
Three Months Ended:
	September 30, 2017		September 30, 2016
	Volume	% of Total	Volume	% of Total
Branded*	14.6	48.6%	10	48.3%
Customized**	15.5	51.4%	10.6	51.7%
Total	30.1	100%	20.6	100%

Nine Months Ended:
	September 30, 2017		September 30, 2016
	Volume	% of Total	Volume	% of Total
Branded*	34.7	48.1%	28.6	51.4%
Customized**	37.5	51.9%	27.1	48.6%
Total	72.2	100%	55.7	100%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

For the three months ended September 30, 2017, the Company sold a total of 30.1 metric tons of gold, of which branded production was 14.6 metric tons, representing 48.6% of total gold sold, and customized production was 15.5 metric tons, representing 51.4% of total gold sold in the third quarter of 2017. In the third quarter of 2016, the Company sold a total of 20.6 metric tons, of which branded production was 10 metric tons, or 48.3% of the total gold sold, and customized production was 10.6 metric tons, or 51.7% of total gold sold.

For the nine months ended September 30, 2017, the Company sold a total of 72.2 metric tons of gold, of which branded production was 34.7 metric tons, representing 48.1% of total gold sold, and customized production was 37.5 metric tons, representing 51.9% of total gold sold for the period. In the nine months ended September 30, 2016, the Company sold a total of 55.7 metric tons, of which branded production was 28.6 metric tons, or 51.4% of the total gold sold, and customized production was 27.1 metric tons, or 48.6% of total gold sold.

CONSOLIDATED FINANCIAL AND OPERATING REVIEW

Net Sales

Net sales for the three months ended September 30, 2017 was $584.5 million, representing an increase of $194 million, or 50%, from $390.5 million for the same period in 2016. The increase in net sales was mainly due to the higher sales volume for branded production sales and customized production sales. In addition, the average selling price for branded production increased from RMB 257.06 per gram in the three months ended September 30, 2016 to RMB 260.91 per gram in three months ended September 30, 2017.

For the nine months ended September 30, 2017, the Company's net sales were $1,352.7 million, increased 27% from $1,063 million in the nine months of 2016.

Gross Profit

Gross profit for the three months ended September 30, 2017 was $78.6 million, compared to $50.4 million for the same period in 2016.

For the nine months ended September 30, 2017, the Company's gross profit were $143.5 million increased from $125 million in the nine months of 2016.

Gross Margin

The Company’s gross margin was 13.4% for the three months ended September 30, 2017, compared to 12.9% in the prior year period. The increase in gross margin was primarily due to the much higher sales volumes for branded production sales and customized production sales with a higher average selling price.

For the nine months ended September 30, 2017, the Company's gross margin was 10.6%, compared to 11.8% in the nine months of 2016. The decrease was primarily due to the increase in unit cost of branded production sales exceeded the increase of average selling price, as the unit cost of branded production sales was RMB 236.72 per gram for the nine months ended September 30, 2017, increased by RMB 21.47 or 10% from RMB 215.25 per gram for the same period in 2016. However, the average selling price of branded production was RMB 258.45 per gram for the nine months ended September 30, 2017, increased by RMB 18.19 or 7.6% from RMB 240.26 per gram for the same period in 2016.

Net Income

Net income for the three months ended September 30, 2017 was $29 million, or $0.44 per diluted share based on 66.48 million weighted average diluted shares outstanding, compared to net income of $15.9 million in the prior year period, or $0.24 per diluted share based on 66.74 million weighted average diluted shares outstanding in the prior-year period.

For the nine months ended September 30, 2017, the Company's net income was $15.7 million, or $0.24 per basic and diluted share, compared to net income of $51 million, or $0.77 per basic and diluted share, in the same period of 2016.

Balance Sheet Highlights (USD in Millions)
	9/30/2017	12/31/2016	Percentage Change
Cash and Cash Equivalents	$1	$21.3	(95.3) %
Inventories	$239.1	$119.4	100.2%
Working Capital (Current Assets -- Current Liabilities)	$814.9	$459.9	77.2%
Stockholders’ Equity	$387.1	$282.5	37.0%

Net cash used in operating activities was $145.6 million for the nine months ended September 30, 2017, compared with net cash provided by in operating activities of $218.9 million for the same period in 2016. The reason of net cash used in operating activities for the nine months ended September 30, 2017 was mainly due to the increased inventory of 119.6 million purchased to prepare for the sales to match customer demand as well as increased value added tax recoverable of 56.5 million, offset by increased income tax payable of 7.7 million. The reason of net cash provided by operating activities for the same period on 2016 was mainly due to decreased inventory level of 127.5 million, collection of deposit from Jewelry Park of $151.4 million, and increased income tax payable of 23.5 million, offset by increased value added tax recoverable of 117.4 million.

The Company expects that the net cash it generates from operating activities will continue to fluctuate as inventories, receivables, accounts payables and the other factors other factors described above change with increased production and the purchase of larger or smaller quantities of raw materials (principally gold). These fluctuations could cause net cash from operating activities to increase or decrease. Although the Company expects that net cash from operating activities will increase over the long term, but cannot predict how these fluctuations will affect Kingold’s cash flow in any particular quarter.

OUTLOOK FOR 2017

Based on 2017 first nine months results, its existing resources and capacity along with strong demand for 24-karat gold products in China, the Company raised its guidance for gold processed during 2017 from between 70 metric tons and 80 metric tons to between 80 metric tons and 90 metric tons.

Conference Call Details

Kingold also announced that it will discuss these financial results in a conference call on November 10, 2017 at 8:30 a.m. E.T.

The dial-in numbers are:

Live Participant Dial In (Toll Free):	+1- 877-407-9038
Live Participant Dial In (International):	+1- 201-493-6742

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold's website at www.kingoldjewelry.com, or click on the following link: http://kingoldjewelry.equisolvewebcast.com/q3-2017. The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells both directly to retailers as well as through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward -looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook with respect to its 2017 outlook for gold processing, its expectations with respect to completion of construction of the Jewelry Park and planned grand opening, as well as its ability to engage in presales and finance the remaining construction. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

COMPANY CONTACT

Kingold Jewelry, Inc.

Bin Liu, CFO

Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS COUNSEL

The Equity Group Inc.

Katherine Yao, Senior Associate Phone: +86-10-6587-6435 kyao@equityny.com

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN US DOLLARS)

(UNAUDITED)

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016
		(Restated)		(Restated)
NET SALES	$584,511,639	$390,547,042	$1,352,666,916	$1,062,995,744

COST OF SALES
Cost of sales	(505,608,405)	(339,845,689)	(1,208,376,017)	(937,138,523)
Depreciation	(300,716)	(286,710)	(806,047)	(869,075)
Total cost of sales	(505,909,121)	(340,132,399)	(1,209,182,064)	(938,007,598)

GROSS PROFIT	78,602,518	50,414,643	143,484,852	124,988,146

OPERATING EXPENSES
Selling, general and administrative expenses	3,779,728	2,037,688	10,546,253	8,057,849
Stock compensation expenses	5,364	11,143	27,650	33,428
Depreciation	135,442	25,102	367,112	72,089
Amortization	2,832	2,836	8,330	8,617
Total operating expenses	3,923,366	2,076,769	10,949,345	8,171,983

INCOME FROM OPERATIONS	74,679,152	48,337,874	132,535,507	116,816,163

OTHER INCOME (EXPENSES)
Other Income	661	(75,748)	66,158	(75,618)
Interest Income	633,617	1,365,984	1,824,924	2,182,472
Interest expense, including $7,751,818 and $5,585,856 of amortization of financing costs for nine months ended September 30, 2017 and 2016	(36,585,321)	(28,445,193)	(113,155,443)	(50,732,689)
Total other expenses, net	(35,951,043)	(27,154,957)	(111,264,361)	(48,625,835)

INCOME FROM OPERATIONS BEFORE TAXES	38,728,109	21,182,917	21,271,146	68,190,328

INCOME TAX PROVISION (BENEFIT)
Current	7,778,520	25,230,923	12,996,602	36,891,707
Deferred	1,962,539	(19,909,244)	(7,440,305)	(19,653,506)
Total income tax provision	9,741,059	5,321,679	5,556,297	17,238,201

NET INCOME	28,987,050	15,861,238	15,714,849	50,952,127
Add: net loss attributable to non-controlling interest	-	445	-	1,910

NET INCOME ATTRIBUTABLE TO KINGOLD JEWELRY, INC.	$28,987,050	$15,861,683	$15,714,849	$50,954,037

OTHER COMPREHENSIVE INCOME (LOSS)
Change in unrealized gain (loss) related to investments in gold	$27,074,547	$(9,822,756)	$75,935,884	$58,520,282
Total foreign currency translation gains (loss)	4,455,163	(1,332,179)	12,817,501	(7,993,962)
Less: foreign currency translation gain attributable to non-controlling interest	-	271	-	1,847
Total Other comprehensive income (loss) attributable to KINGOLD JEWELRY, INC.	$31,529,710	$(11,155,206)	$88,753,385	$50,524,473

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
KINGOLD JEWELRY, INC.	$60,516,760	$4,706,477	$104,468,234	$101,478,510
Non-controlling interest	-	(174)	-	(63)
	$60,516,760	$4,706,303	$104,468,234	$101,478,447
Earnings per share
Basic and diluted	$0.44	$0.24	$0.24	$0.77
Weighted average number of shares
Basic	66,049,726	66,018,867	66,029,266	65,982,294
Diluted	66,484,717	66,740,085	66,337,069	66,291,236

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

(UNAUDITED)

	September 30,	December 31,
	2017	2016
ASSETS

CURRENT ASSETS
Cash	$1,001,830	$21,333,193
Restricted cash	3,170,596	52,786,257
Accounts receivable	38,313	670,878
Inventories, net	239,063,059	119,435,595
Investments in gold - current	1,214,191,166	281,895,403
Other current assets and prepaid expenses	538,485	698,217
Prepaid income tax	-	3,330,468
Value added tax recoverable	342,538,255	272,835,051
Total current assets	1,800,541,704	752,985,062

PROPERTY AND EQUIPMENT, NET	7,701,829	7,224,698

OTHER ASSETS
Restricted cash	7,753,685	7,558,173
Investments in gold	1,081,378,533	1,493,938,551
Other assets	295,331	283,003
Deferred income tax assets	6,305,739	-
Land use right	423,162	413,662
Total long-term assets	1,103,858,279	1,509,418,087
TOTAL ASSETS	$2,904,399,983	$2,262,403,149

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short term loans, less unamortized debt issuance costs of $2,895,841 and $4,480,085	$657,820,323	$234,691,670
Third party loan	-	28,798,526
Gold leases payable - Bank	-	7,167,391
Other payables and accrued expense	18,721,443	13,716,472
Related parties loan	300,530,436	-
Due to related party	2,114,933	7,223,321
Income tax payable	4,426,300	-
Other taxes payable	2,078,214	1,518,731
Total current liabilities	985,691,649	293,116,111
Deferred income tax liability	-	1,249,622
Related parties loan	646,140,438	460,776,408
Long term loans, less unamortized debt issuance costs of $2,599,276 and $4,350,348	885,468,163	1,224,770,721
TOTAL LIABILITIES	2,517,300,250	1,979,912,862

COMMITMENTS AND CONTINGENCIES

EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of September 30, 2017 and December 31, 2016	-	-
Common stock $0.001 par value, 100,000,000 shares authorized, 66,113,502 and 66,018,867 shares issued and outstanding as of September 30, 2017 and December 31, 2016	66,113	66,018
Additional paid-in capital	80,372,085	80,230,968
Retained earnings
Unappropriated	293,188,808	277,473,959
Appropriated	967,543	967,543
Accumulated other comprehensive income (deficit)	12,505,184	(76,248,201)
Total stockholders' equity	387,099,733	282,490,287

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,904,399,983	$2,262,403,149

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(IN US DOLLARS)

(UNAUDITED)

	For the nine months ended September 30,
	2017	2016
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$15,714,849	$50,952,127
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	1,173,159	941,164
Amortization of intangible assets	8,330	8,617
Amortization of deferred financing costs	7,751,818	5,585,856
Share based compensation for services and warrants and shares issued for consulting services	27,650	229,162
Deferred tax benefit	(7,440,305)	(19,653,506)
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	647,049	788,112
Inventories	(119,627,463)	127,479,484
Other current assets and prepaid expenses	185,892	(4,081,575)
Value added tax recoverable	(56,530,224)	(117,388,028)
Increase (decrease) in:
Other payables and accrued expenses	4,331,048	(1,769,201)
Deposit payable, Jewelry Park, net	-	151,362,720
Income tax payable	7,725,853	23,499,156
Other taxes payable	482,337	990,281
Net cash provided by (used in) operating activities	(145,550,007)	218,944,369

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,551,847)	(306,652)
Investments in gold	(358,279,503)	(945,283,984)
Construction in progress-Jewelry Park	-	(20,440,112)
Net cash used in investing activities	(359,831,350)	(966,030,748)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans – short term	169,103,063	1,076,863,691
Repayments of bank loans – short term	(147,212,224)	(54,861,388)
Proceeds from bank loans – long term	96,966,135	-
Repayments of bank loans – long term	(102,695,952)	-
Proceeds from related party loans – short term	293,836,774	150,762,768
Proceeds from related party loans – long term	771,321,531	-
Repayments of related party loans – long term	(609,711,305)	-
Payments of loan origination fees	(4,114,687)	-
Proceeds from third party loans	-	37,480,135
Repayment of third party loans	(29,383,677)	-
Restricted cash	50,889,591	(274,106,062)
Due to related party	(5,212,812)	-
Proceeds from exercise of warrants	113,562	66,439
Repayment from debt financing instruments under private placement	-	(60,788,241)
Net cash provided by financing activities	483,899,999	875,417,342

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	1,149,995	(1,781,822)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(20,331,363)	126,549,141

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	21,333,193	3,100,569

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,001,830	$129,649,710
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$92,580,544	$45,155,522
Cash paid for income tax	$5,270,750	$12,692,294

NON-CASH INVESTING AND FINANCING ACTIVITIES
Investments in gold obtained in a lease from a related party	$132,748,925	$438,349,470
Investments in gold transferred to inventories	$350,761,730	$-
Unrealized gain on investments in gold	$75,935,884	$58,520,282